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12014149

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-2595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Lazard Frères & Co. LLC
[redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Rockefeller Plaza
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Ceglia — 212-632-6524 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

KH 4/10

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2) SEC 1410(6-02).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, John J. Ceglia, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Lazard Frères & Co. LLC and subsidiaries (the "Company") as of and for the year ended December 31, 2011, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John J. Ceglia
Chief Financial Officer
Lazard Frères & Co. LLC

Subscribed and sworn
to before me this 28th
day of February, 2012

JENNIE LEUNG
NOTARY PUBLIC, State of New York
No. 01LE6020761
Qualified in Queens County
Commission Expires March 1, 2015

LAZARD FRÈRES & CO. LLC
(S.E.C. I.D. No. 8-2595)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Management Committee and Member of
Lazard Frères & Co. LLC:

We have audited the accompanying consolidated statement of financial condition of Lazard Frères & Co. LLC and subsidiaries (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Lazard Frères & Co. LLC and subsidiaries at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2012

LAZARD FRÈRES & CO. LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011
(In Thousands)

ASSETS	
Cash and cash equivalents	$ 428,463
Receivables, net:	
Fees	247,123
Affiliates	12,320
Related parties	14,361
Other	16,245
Investments	222,311
Property, net	38,633
Goodwill	128,451
Deferred tax assets, net	5,713
Other assets	65,522
TOTAL ASSETS	1,179,142
LIABILITIES	
Accrued compensation and benefits	250,557
Payables to affiliates	138,380
Accounts payable and accrued expenses	59,078
Income taxes payable	15,829
Obligations under pension and other post-retirement benefit plans	14,561
Securities sold, not yet purchased	4,282
Capital lease obligations	2,139
Other liabilities	17,468
TOTAL LIABILITIES	502,294
COMMITMENTS AND CONTINGENCIES	
EQUITY	
Lazard Frères & Co. LLC member's equity	696,177
Accumulated other comprehensive loss, net of tax	(30,713)
Total Lazard Frères & Co. LLC member's equity	665,464
Noncontrolling interests	11,384
TOTAL EQUITY	676,848
TOTAL LIABILITIES AND EQUITY	$ 1,179,142

See notes to consolidated statement of financial condition.

1. ORGANIZATION AND BASIS OF PRESENTATION

The consolidated statement of financial condition of Lazard Frères & Co. LLC (collectively referred to as the "Company"), a wholly-owned subsidiary of Lazard Group LLC, ("Lazard Group"), include the accounts of Lazard Frères & Co LLC ("LF&Co."), and its wholly-owned, non-guaranteed subsidiaries, Lazard Asset Management LLC and its subsidiaries (collectively "LAM"), Goldsmith, Agio, Helms & Lynner, LLC and its subsidiaries ("GAHL"), LF&Co., Ltd and its subsidiary ("LF Ltd") and LFNY Funding LLC ("LFNY Funding").

Services provided by the Company primarily include:

- Financial Advisory, which includes providing advice on mergers and acquisitions and strategic advisory matters, restructurings and capital structure advisory services, capital raising and related transactions; and
- Asset Management, which includes the management of equity and fixed income securities and alternative investment and private equity funds for individual and institutional clients.

Lazard Ltd ("Lazard Ltd"), a Bermuda holding company, whose common stock is traded on the New York Stock Exchange, is the parent company and majority owner of Lazard Group. The remaining ownership interests of Lazard Group are owned by LAZ-MD Holdings LLC ("LAZ-MD"), a Delaware limited liability company whose equity interests are held by current and former managing directors of Lazard Group or its predecessor company, Lazard LLC.

Basis of Presentation - The consolidated statement of financial condition are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's policy is to consolidate (i) entities in which it has a controlling financial interest, (ii) variable interest entities ("VIEs") where the Company has a variable interest and is deemed to be the primary beneficiary and (iii) limited partnerships where the Company is the general partner, unless the presumption of control is overcome. When the Company does not have a controlling interest in an entity, but exerts significant influence over the entity's operating and financial decisions, the Company applies the equity method of accounting and records its share of the net earnings or losses of the entity. Intercompany transactions and balances have been eliminated.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies below relate to reported amounts on the consolidated statement of financial condition.

Foreign Currency Translation - The consolidated statement of financial condition are presented in U.S. dollars. The Company's non-U.S. subsidiaries have a functional currency (*i.e.*, the currency in which operational activities are primarily conducted) that is other than the U.S. dollar, generally the currency of the country in which such subsidiaries are domiciled. Such subsidiaries' assets and liabilities are translated into U.S. dollars at year-end exchange rates, while revenue and expenses are translated at average exchange rates during the year based on the daily closing exchange rates.

Use of Estimates - In preparing the consolidated statement of financial condition, management makes estimates and assumptions regarding:

- Valuations of assets and liabilities requiring fair value estimates including, but not limited to:
  - investments, derivatives and securities sold, not yet purchased;
  - the carrying amount of goodwill;
  - assumptions used to value pension and other post-retirement benefit plan assets and liabilities;
- Estimates of asset management and distribution fees and the value of the underlying assets under management;
- The adequacy of the allowance for doubtful accounts;
- The outcome of litigation;
- Other matters that affect the reported amounts and disclosure of contingencies in the consolidated statement of financial condition; and
- The realization of deferred taxes and adequacy of tax reserves for uncertain tax positions.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the consolidated statement of financial condition.

Cash and Cash Equivalents - The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of 90 days or less when purchased. The Company has concentrations of cash and cash equivalents of $179,318, $110,404 and $36,624 that are invested in Dreyfus money market funds, HSBC money market funds and J.P. Morgan money market funds, respectively, which are held in brokerage accounts. All money market funds are classified as Level 1 according to the fair value hierarchy.

Investments – Investments in debt and marketable equity securities held either directly or indirectly through asset management funds at the Company's subsidiaries are accounted for at fair value, with any increase or decrease in fair value recorded in earnings.

Other investments include general partnership and limited partnership interests in alternative asset management funds and private equity investments accounted for at fair value, as well as investments accounted for under the equity method of accounting.

Investments carried at fair value and the related unrealized and realized gains and losses as well as interest and dividends are accounted for on a trade date basis.

Allowance for Doubtful Accounts – The Company maintains an allowance for bad debts to provide for estimated losses relating to fees and other receivables. The Company determines the adequacy of the allowance by estimating the probability of loss based on management's analysis of the client's creditworthiness and previous client payment history and specifically reserves against exposures where the Company determines the receivable may be impaired, which may include situations where a fee is in dispute or litigation has commenced.

With respect to fees receivables from Financial Advisory activities, such receivables are generally deemed past due when they are outstanding 60 days from the date of invoice. However, some Financial Advisory transactions, primarily those undertaken by our Private Fund Advisory Group, ("PFAG") include specific contractual payment terms that may vary from one month to four years (as is the case for private fund advisory fees) following the invoice date or may be subject to court approval (as is the case with restructuring activities that include bankruptcy proceedings). In such cases, receivables are deemed past due when payment is not received by the agreed-upon contractual date or the court approval date, respectively. Financial Advisory fee receivables past due in excess of 180 days are fully provided for unless there is evidence that the balance is collectable.

Asset management and distribution fees are deemed past due and fully provided for when such receivables are outstanding one year after the invoice date. Notwithstanding the Company's policy for receivables past due, any receivables that the Company determines are impaired result in specific reserves against such exposures.

Other Receivables, net - Other receivables primarily consists of $6,015 related to the settlement of mutual fund transactions with customers of the Company's asset management business and $6,601 of cash collateral on swap contracts. These receivables are short-term in nature, and accordingly, their carrying amount approximates fair value.

Property, net - Leasehold improvements, furniture and equipment are stated at cost, less accumulated depreciation and amortization. Leasehold improvements are capitalized and are amortized on a straight line basis over the lesser of the economic useful life of the improvement or the term of the lease, which generally range between 3 and 15 years. Depreciation of furniture and equipment including computer hardware and software is determined on a straight line basis using estimated useful lives, generally between 3 to 10 years.

Goodwill - Goodwill has an indefinite life. It is required to be tested for impairment annually or more frequently if circumstances indicate impairment may have occurred. Commencing in 2011, as permitted under an amendment issued by the Financial Accounting Standards Board (the "FASB"), the Company elected to perform a qualitative evaluation about whether it is more likely than not that the fair value of the reporting unit is less than its carry amount in lieu of actually calculating the fair value of the reporting unit.

Intangible Assets - Intangible assets that are not deemed to have an indefinite life are amortized over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. This analysis is performed by comparing the carrying value of the intangible asset being reviewed for impairment to the current and expected future cash flows expected to be generated from such asset on an undiscounted basis, including eventual disposition. An impairment loss would be measured for the amount by which the carrying amount of the intangible asset exceeds its fair value. Intangible assets are included in "other assets" on the consolidated statement of financial condition.

Securities Sold, Not Yet Purchased - Securities sold, not yet purchased are recorded at fair value and consists of publicly traded equity securities and are recorded on a trade date basis.

Derivative Instruments - A derivative is typically defined as an instrument whose value is "derived" from underlying assets, indices or reference rates, such as a future, forward, swap, or option contract, or other financial instrument with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (*e.g.*, interest rate swaps or currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (*e.g.*, options to buy or sell securities or currencies).

The Company enters into forward foreign currency exchange rate contracts, interest rate swaps, equity and fixed income swaps and other derivative contracts to hedge exposures to fluctuations in currency exchange rates and equity and debt markets. The Company reports its derivative instruments separately as assets and liabilities unless a legal right of set-off exists under a master netting agreement enforceable by law. The Company's derivative instruments are recorded on a trade date basis at their fair value and are included in "receivables, other" and "other liabilities" on the consolidated statement of financial condition.

In addition to the derivative instruments above, the Company recognized a derivative liability relating to its obligation pertaining to LAM Fund Interests awards ("LAM Fund Interests") and other similar deferred compensation arrangements, the fair value of which is based on the value of the underlying investments and is included in "accrued compensation and benefits" on the consolidated statement of financial condition as of December 31, 2011.

Fair Value of Financial Assets and Liabilities - The majority of the Company's financial assets and liabilities are recorded at fair value or at amounts that approximate fair value. Such assets and liabilities include cash and cash equivalents, receivables, investments, securities sold, not yet purchased, payables and derivative instruments.

Noncontrolling Interests – Noncontrolling interests in the consolidated statement of financial condition are comprised of interests in various LAM related general partnerships held by Lazard Ltd Managing Directors or employees and certain funds sponsored and managed by LAM

Income Taxes - Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized and, when necessary, a valuation allowance is established. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers the following possible sources of taxable income when assessing the realization of deferred tax assets:

- future reversals of existing taxable temporary differences;
- future taxable income exclusive of reversing temporary differences and carryforwards;
- taxable income in prior carryback years; and
- tax-planning strategies.

The assessment regarding whether a valuation allowance is required or should be adjusted also considers all available positive and negative evidence, including, but not limited to, the following:

- nature, frequency, and severity of any recent losses;
- duration of statutory carryforward periods;
- historical experience with tax attributes expiring unused; and
- near- and medium-term financial outlook.

Furthermore, management applies the "more likely than not" criteria prior to the recognition of a financial statement benefit of a tax position taken or expected to be taken in a tax return with respect to uncertainty in income taxes.

3. RECENT ACCOUNTING PRONOUNCEMENTS

Fair Value Measurements – On January 21, 2010, the Financial Accounting Standards Board (the "FASB") amended its fair value measurement disclosure guidance to require disclosure of significant transfers into and out of the Level 1 and Level 2 categories in the fair value measurement hierarchy, as well as separate disclosures about purchases, sales, issuances and settlements relating to Level 3 fair value measurements. In addition, the FASB also clarified its existing fair value measurement disclosure guidance regarding the level of disaggregation required and disclosures about inputs and valuation techniques used to measure fair value. The new disclosure requirements and clarifications of existing fair value measurement disclosure guidance became effective for interim and annual reporting periods beginning after December 15, 2009, except for the requirement to provide disclosures about purchase, sales, issuances and settlements on a gross basis in the roll forward of activities in Level 3 fair value measurements, which became effective for interim and annual reporting periods beginning after December 15, 2010.

On January 1, 2010, the Company adopted, on a prospective basis, the applicable new disclosure requirements and clarifications of existing fair value measurement disclosure guidance and on January 1, 2011, the Company adopted the remaining new disclosure requirements, neither of which had a material impact on the Company's consolidated statement of financial condition..

During May 2011, the FASB amended its fair value measurement guidance, which it states was designed to achieve common fair value measurement and disclosure requirements between U.S. GAAP and International Financial Reporting Standards ("IFRS"). Although many of the changes for U.S. GAAP purposes are clarifications of existing guidance or wording changes to align with IFRS, additional disclosures about fair value measurements will be required, including (i) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (ii) the valuation processes used and the sensitivity of fair value measurements related to investments categorized within Level 3 of the hierarchy of fair value measurements to changes in unobservable inputs and the interrelationships between those unobservable inputs, if any, and (iii) the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial condition but for which the fair value is required to be disclosed. The amended fair value measurement guidance will become effective for interim and annual periods beginning after

(In Thousands)

December 15, 2011 and is to be applied prospectively. Early application is not permitted. The Company does not anticipate that the adoption of the amended fair value measurement guidance will have a material impact on the Company's consolidated statement of financial condition..

Goodwill – During September 2011, the FASB amended its guidance regarding goodwill impairment testing by allowing an entity the option to make a qualitative evaluation about whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount in lieu of actually calculating the fair value of a reporting unit. The amendment is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption was permitted. The Company adopted the amendment during the year ended December 31, 2011. The adoption of the amended guidance did not have a material impact on the Company's consolidated statement of financial condition.

Offsetting of Assets and Liabilities – During December 2011, the FASB issued new disclosure requirements regarding the nature of an entity's rights of setoff and related arrangements associated with its derivative and other financial instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. The new disclosures are designed to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under IFRS. The Company does not anticipate that the adoption of the new disclosure requirements will have a material impact on the Company's consolidated statement of financial condition.

4. LAM MERGER TRANSACTION

On September 25, 2008, pursuant to a definitive merger agreement, Lazard Group, LAM and Laz Sub I, LLC, a newly formed subsidiary of the Company, completed the merger of Laz Sub I, LLC with and into LAM (the "LAM Merger"). Prior to the LAM Merger, the common equity interests of LAM were held by the Company and phantom equity rights of LAM, representing contingent payments should a fundamental transaction occur, were held by then present and former employees of LAM. Following the LAM Merger, all equity interests of LAM are owned directly or indirectly by the Company.

In consideration for the outstanding equity interests, Lazard Group agreed to pay aggregate non-contingent consideration consisting of cash and Lazard Ltd Class A common stock amounting to $161,191. Lazard Group subsequently contributed these interests to the Company, which were credited to the Company's member's equity.

In consideration for the outstanding phantom equity rights, LAM agreed to pay aggregate non-contingent consideration that consists of (i) cash payments in December, 2008 and January, 2009, totaling $12,430, (ii) a cash payment on October 31, 2011 of $16,395 and (iii) a delivery on October 31, 2011 of 399,485 shares of Lazard Ltd Class A common stock (plus additional shares of Class A common stock, which is equivalent to the cash dividends paid on Lazard Ltd Class A common stock, since the closing of the LAM Merger). However, in the case of clause (ii) and (iii) and with respect to certain present employees of LAM, payment is subject to provisions that delay payment or delivery until the eighth anniversary of the closing of the LAM Merger if the applicable

(In Thousands)

employee is no longer employed by Lazard Ltd or its affiliates through October 31, 2011, subject to certain exceptions.

On October 31, 2011, the Company paid $16,146 in cash and settled in cash or shares the equivalent of 393,410 shares due to phantom rights holders who were not subject to the delayed payment provisions. Such liability was originally recorded in accrued compensation and benefits. Additionally, the Company settled in cash or shares equivalent to 18,852 shares earned as dividend equivalents.

The liability for the present value of the unpaid cash consideration and accrued interest as of December 31, 2011 amounted to $184 and $65, respectively, and is included in accrued compensation and benefits and payables to related parties, respectively, on the consolidated statement of financial condition. The Company's obligation for shares and dividend equivalent shares due to phantom rights holders who are subject to the delayed payment provisions, at December 31, 2011 is 6,072 shares and 305 shares, respectively.

5. FEE RECEIVABLES, NET

Fee receivables, net consist of investment banking fees, PFAG fees, private placement fees, asset management and distribution fees and investment advisory fees at December 31, 2011:

Financial advisory fees:	
Investment banking	$ 76,567
PFAG	52,059
Private Placement	5,865
Asset management and distribution fees:	
Management and investment advisory services	121,158
Total fee receivables	255,649
Less: Allowance for doubtful accounts	(8,526)
Fee receivables, net	$ 247,123

(In Thousands)

6. PROPERTY, NET

At December 31, 2011, property, net consists of the following:

Leasehold improvements	$ 94,102
Furniture and equipment	62,851
Total	156,953
Less - Accumulated depreciation and amortization	(118,320)
Property, net	$ 38,633

Furniture and equipment at December 31, 2011 includes $10,362 of assets that were acquired under capital leases. Accumulated depreciation on these assets amounts to $8,622 at December 31, 2011.

7. BUSINESS ACQUISITION AND GOODWILL

Business Acquisition – On September 23, 2011, LAM acquired substantially all of the assets associated with the investment advisory business of Grubb and Ellis Alesco Global Advisors, LLC ("Alesco"), a California based asset management firm. The purchase was effected through an exchange of cash and contingent consideration, which is dependent on the future performance of Alesco in the years ending December 31, 2011, 2012, and 2013. The Company has accounted for this business acquisition using the purchase method of accounting, whereby the results of the acquired business are included in our consolidated statement of financial condition from the effective date of the acquisition. As a result of the purchase, we recorded identifiable intangible assets and goodwill of approximately $147, and $2,912, respectively, as of December 31, 2011. A substantial portion of any earned contingent consideration will represent additional goodwill. During the year ended December 31, 2011, Alesco did not meet its performance targets so no contingent consideration or additional goodwill was recognized.

Goodwill – The change in the carrying amount of goodwill for the year ended December 31, 2011, is as follows:

Balance, January 1, 2011	$ 125,539
Purchase of Alesco	2,912
Balance, December 31, 2011	$ 128,451

The Company performs a goodwill impairment test annually or more frequently if circumstances indicate an impairment may have occurred. The Company has selected December 31, 2011 as the date to perform its annual impairment test. Pursuant to the Company's goodwill impairment review for the year ended December 31, 2011, the Company determined that no impairment existed.

(In Thousands)

8. TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES

In the ordinary course of business the Company transacts with, provides services to, or receives services from certain affiliates and subsidiaries of Lazard Group. These affiliates and subsidiaries along with Lazard Ltd are referred to herein as affiliates.

LFCM Holdings LLC ("LFCMH") owns businesses formerly owned by Lazard LLC. These businesses include LCM and Lazard Alternative Investments ("LAI"), a business that specializes in investments in private equity fund management activities.

LAZ-MD and LFCMH are owned by current and former managing directors of Lazard Group. LAZ-MD and LFCMH and its subsidiaries LCM and LAI, are considered related parties to the Company.

A description of material affiliated and related party transactions and balances included in the consolidated statement of financial condition of the Company as of December 31, 2011 or for the year then ended are set forth below.

Administrative Services Agreement - Pursuant to an administrative services agreement, dated May 10, 2005, by and among LAZ-MD, LFCMH and Lazard Group (the "Administrative Services Agreement"), Lazard Group, through the Company and its subsidiaries, provides selected administrative and support services to LAZ-MD and LFCMH. These services include cash management and debt service administration, accounting and financing activities, tax, payroll, human resources administration, financial transaction support, information technology, public communications, data processing, procurement, real estate management, and other general administrative functions.

The Administrative Services Agreement generally expired December 31, 2008, but was subject to automatic annual renewal, unless either party gives 180 days' notice of termination. As of December 31, 2011, neither party has given the required notice of termination. LFCMH and Lazard Group have a right to terminate the services earlier if there is a change of control of either party or the business alliance provided in the Business Alliance Agreement expires or is terminated. The party receiving a service may also terminate a service earlier upon 180 days' notice as long as the receiving party pays the service provider an additional three months of service fees for the terminated service.

Receivables from Affiliates - Receivables from affiliates of $12,320 as of December 31, 2011 is primarily comprised of $6,810 for costs the Company charged to LSCC under the Executive Management Services agreement, $1,924 related to unsettled intercompany balances due from Lazard Edgewater services, a wholly owned subsidiary of Lazard Group, and $2,104 related to unsettled intercompany balances due from Lazard Wealth Management, a wholly owned subsidiary of Lazard Group.

Receivables from Related Parties - Receivables from related parties of $14,361 as of December 31, 2011, is primarily comprised of receivables from LCM for referral fees of $2,527 for introducing underwriting and private placement transactions that generate underwriting and private

(In Thousands)

placement fees for LCM and $10,199 for services provided to LFCMH in connection with the Company's Administrative Services Agreement.

Payables to Affiliates – Payables to affiliates is comprised of the following items at December 31, 2011:

Banking and PFAG fee sharing due to various affiliates	$ 24,386
Equity based compensation charges due to Lazard Group	79,013
Executive management services agreement charges to LSCC	7,684
Loan payable to Lazard Group	18,073
Rent allocation payable to Lazard Group	8,576
Other	648
Total Payables to Affiliates	$ 138,380

9. INVESTMENTS AND OTHER FINANCIAL INSTRUMENTS AT FAIR VALUE

Investments:	
Debt	
U.S. Government and agencies	$ 1,260
Non-U.S. Government and agencies	15,486
Corporate and other debt (excluding interest bearing deposits)	4,123
Total Debt Securities	20,869
Equities [(a)]	161,862
Interests in alternative asset management funds[(a)]	13,569
Fixed income funds [(a)]	21,008
Private equity	3,361
Equity method investments	1,642
Total Investments	222,311
Less: Equity method investments	1,642
Total Investments, at fair value	$ 220,669
Other Financial Instruments at Fair Value:	
Securities sold, not yet purchased	$ 4,282
Derivative assets - included in other receivables	$ 2,931
Derivative liabilities - included in other liabilities	$ 91
LAM Fund Interests - included in accrued compensation and benefits	$ 21,185
Deferred compensation arrangements - included in accrued compensation and benefits	$ 7,976

[(a)] At December 31, 2011, equities, interests in alternative asset management funds and fixed income funds include investments with fair values of $19,084, $2,256 and $5,212, respectively, held in order to satisfy the Company's liabilities upon vesting of previously granted LAM Fund Interests and other similar deferred compensation arrangements. An additional $2,609 is included in other assets at December 31, 2011. LAM Fund Interests represent grants by the Company to eligible employees of actual or notional interests in several LAM managed funds.

The Company's investments, derivative instruments, equity method investments and securities sold, not yet purchased as of December 31, 2011, consist of the following:

Equities principally represent the Company's investments in marketable equity securities of large-, mid- and small-cap domestic, international and global companies seeding new Asset Management products and includes investments in public and private asset management funds managed both by LAM and third-party asset managers.

Interests in alternative asset management funds represent general partner ("GP") interests in various LAM managed alternative asset management funds.

Fixed income funds primarily consist of amounts seeding products of our Asset Management business.

Private equity investments include those owned by the Company and those consolidated but not owned by the Company. Private equity investments owned by the Company are primarily comprised of investments in private equity funds and direct private equity interests.

The Company categorizes its investments and certain other assets and liabilities recorded at fair value into a three-level fair value hierarchy as follows:

Level 1. Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

Level 2. Assets and liabilities whose values are based on quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in non-active markets or assets valued based on net asset value ("NAV") redeemable at the measurement date or within the near term without redemption restrictions, or inputs other than quoted prices that are directly observable or derived principally from or corroborated by market data.

Level 3. Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability. Items included in Level 3 include securities or other financial assets and liabilities whose volume and level of trading activity have significantly decreased when compared with normal market activity and there is no longer sufficient trading frequency or volume to provide pricing information on an ongoing basis as well as assets valued based on NAV that are not redeemable within the near term.

The Company's investments in U.S. Government and agency debt securities as well as its Non-U.S. Government other debt securities are considered Level 1 assets when their respective fair values are based on unadjusted quoted prices in active markets.

The fair value of equities is principally classified as Level 1 or Level 2 or Level 3 as follows: marketable equity securities are classified as Level 1 and are valued based on the last trade price on the primary exchange for that security; public asset management funds are classified as Level 1 and are valued based on the reported closing price for the fund; and investments in private asset management funds are classified as Level 2 and are primarily valued based on information provided by fund managers and, secondarily, from external pricing services to the extent managed by LAM; Level 3 represents equities valued based on NAV not redeemable within the near term.

The fair value of interests in alternative asset management funds is based on the net asset value of the funds as provided by the fund administrator or external pricing services and are classified as either Level 2 or Level 3 depending on the time frame of any applicable redemption restriction.

The Company's investments in fixed income funds are considered Level 1 assets when the fair values are based on the reported closing price for the fund or Level 2 assets when their fair values are primarily based on broker quotes as provided by the fund administrator or by external pricing services.

The fair value of private equity investments is classified as Level 3, and is primarily based on NAV not redeemable within the near term.

The fair value of derivatives entered into by the Company is classified as Level 2, and are based on the values of the related underlying assets, indices or reference rates as follows—the fair value of forward foreign currency exchange rate contracts is a function of the spot rate and the interest rate differential of the currency from the trade date to settlement date; the fair value of equity and fixed income swaps is based on the change in fair values of the related underlying equity security, financial instrument or index and a specified notional holding; and the fair values of interest rate swaps are based on the interest rate yield curve.

Where information reported is based on broker quotes, the Company generally obtains one quote/price per instrument. In some cases, quotes related to corporate bonds obtained through external pricing services represent the average of several broker quotes. Where information reported is based on data received from fund managers or from external pricing services, the Company reviews such information to ascertain at which level within the fair value hierarchy to classify the investment.

(In Thousands)

The following table presents the categorization of investments and certain other assets and liabilities measured at fair value on a recurring basis as of December 31, 2011, into the three-level fair value hierarchy in accordance with fair value measurement disclosure requirements.

	Fair Value Measurements on a Recurring Basis			
	Level 1	Level 2	Level 3	Total
Assets:				
Investments:				
Debt:				
U.S. Government and agencies	$ 1,260	$ -	$ -	$ 1,260
Non-U.S. Government and agencies	15,486	-	-	15,486
Corporate and other debt (excluding interest-bearing deposits)	-	4,123	-	4,123
Equities	114,675	37,026	10,161	161,862
Other (excluding equity method investments):				
Interests in alternative asset management funds	-	13,569	-	13,569
Fixed income funds	17,689	3,319		21,008
Private equity	-	-	3,361	3,361
Derivative assets	-	2,931	-	2,931
Total Assets	$ 149,110	$ 60,968	$ 13,522	$ 223,600
Liabilities:				
LAM Fund Interests and other similar deferred compensation arrangements	$ -	$ 29,161	$ -	$ 29,161
Securities sold, not yet purchased	4,282	-	-	4,282
Derivative liabilities	-	91	-	91
Total Liabilities	$ 4,282	$ 29,252	$ -	$ 33,534

In 2011, the Company consolidated an investment in an alternative asset management fund, which resulted in $13,963 being transferred from Level 2 to Level 1 – Equities.

(In Thousands)

The Company's Level 2 and Level 3 investments at December 31, 2011 include certain investments that are valued using NAV as a practical expedient in determining fair value. Information with respect thereto was as follows:

	Fair Value of Investments Based on NAV December 31, 2011			
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Investment				
Fixed income funds	$ 3,319	$ -	Monthly	6 Days
Equities	46,892	-	Quarterly	60 Days
Interests in alternative asset management funds	13,569	-	Quarterly	>90 Days
Private equity[a]	2,159	153	N/A	N/A
Total	$ 65,939	$ 153		

[a] 100% of these funds are not redeemable in the next 5 years.

Investments Withheld Under Bankruptcy Proceedings - The Company was a party to a Prime Brokerage Agreement with Lehman Brothers Inc. ("LBI") for certain accounts involving investment strategies managed by LAM. On September 9, 2008, the Company requested a transfer of such accounts, of which $11,368 was not received. On September 15, 2008, Lehman Brothers Holdings, Inc., the ultimate parent company in the Lehman group, filed for protection under Chapter 11 of the United States Bankruptcy Code and a number of Lehman group entities in the U.K. entered into administration proceedings under the Insolvency Act of 1986. In addition, the Securities Investor Protection Corporation commenced liquidation proceedings on September 19, 2008 pursuant to the Securities Investor Protection Act of 1970, as amended, with respect to LBI.

The administration and the evolving situation and proceedings expose the Company to possible loss due to counterparty credit and other risk. During 2008, the Company fully reserved the entire amount of such possible loss and, through December 31, 2011, $1,874 has been recovered by the Company. The Company is actively seeking recovery of all amounts.

10. DERIVATIVES

The table below represents the fair values of the Company's derivative instruments reported within "receivables, other" and "other liabilities" and the fair value of the Company's derivative liability relating to its obligation pertaining to Lazard Fund Interests and other similar deferred compensation

(In Thousands)

arrangements reported within "accrued compensation and benefits" on the accompanying consolidated statement of financial condition as of December 31, 2011:

	Notional Amount (USDollars as of December 31, 2011)		
	Long	**Short**	**Fair Value**
Derivative Assets:			
Forward foreign currency exchange rate contracts	$ -	$ (4,157)	$ 46
Equity and fixed income swaps and other	$ 494	$ (82,452)	2,885
			$ 2,931
Derivative Liabilities:			
Equity and fixed income swaps	$ 4,635	$ (10,864)	$ 91
LAM Fund Interests and other similar deferred compensation arrangements	$ 31,827	$ -	29,161
			$ 29,252

The Company did not designate any of it derivative as hedging instruments.

11. COMMITMENTS AND CONTINGENCIES

Leases - The Company leases office space, office equipment and other computer hardware and software under non-cancelable operating lease agreements and office equipment and computer hardware and software under non-cancelable capital and operating lease agreements, which expire on various dates through 2019. Office space lease agreements, in addition to base rentals, are generally subject to escalation based on certain costs incurred by the landlord. The Company subleases office space to related parties under agreements, which expire on various dates through March, 2014.

(In Thousands)

Minimum rental commitments under these leases are as follows:

	Minimum Rental Commitments	
Year Ending December 31,	Capital Leases	Operating Leases
2012	$ 848	$ 13,220
2013	674	9,493
2014	619	8,353
2015	293	7,263
2016	27	7,001
Thereafter	-	6,210
Total minimum lease payments	$ 2,461	$ 51,540
Less: Interest on capital lease commitments	322	
Present value of capital lease commitments	$ 2,139	
Less-Sublease proceeds		1,460
Net lease payments		$ 50,080

The Company's lease agreement dated as of January 27, 1994 (the "Lease") for the office space located in Rockefeller Plaza, New York, New York was scheduled to expire on May 30, 2012. In February 2011, the Company assigned the lease to Lazard Group.

Other Commitments - At December 31, 2011, the Company had agreements with certain senior advisors, managing directors and employees that entitle them to future minimum payments. These future minimum payments amount to $10,153, $4,759, $789 and $172 for the years ended December 31, 2012, 2013, 2014 and 2015, respectively. Such agreements are cancelable under certain circumstances. Additionally, the Company has commitments of $153 in connection with an employee retention plan at one of its subsidiaries.

Legal – The Company is involved from time to time, in judicial, regulatory and arbitration proceedings and inquiries concerning matters arising in connection with the conduct of the Company's businesses, including proceedings initiated by former employees alleging wrongful termination. The Company reviews such matters on a case-by-case basis and establishes any required accrual if a loss is probable and the amount of such loss can be reasonably estimated. The Company believes; however, based on currently available information, that the results of such pending matters, in the aggregate, will not have a material effect on its business or financial condition.

12. MEMBER'S EQUITY

Pursuant to the Company's operating agreement, the Company allocates and distributes to Lazard Group a substantial portion of its distributable profits throughout the year and as soon as practicable after the end of each fiscal year.

(In Thousands)

Noncontrolling Interests – Noncontrolling interests principally represent interests held in various GPs and investment companies, which are deemed to be controlled by the Company.

13. INCENTIVE COMPENSATION

The Company participates in Lazard Ltd's share-based incentive plan. In February 2011, the Company established the "LAM Fund Interests Plan," which authorizes the issuance of LAM Fund Interests (i.e. interests in certain LAM funds) to certain eligible employees.

LAM Fund Interests – In April 2011, the Company granted to eligible employees interests in certain LAM funds ("LAM Fund Interests"). In connection with the LAM Fund Interests and other similar deferred compensation arrangements, the Company recorded a prepaid compensation asset and a corresponding compensation liability at the grant date fair value. The prepaid asset is amortized on a straight-line basis over the applicable vesting periods or requisite service periods. LAM Fund Interests and similar deferred compensation arrangements that do not require future service are expensed immediately.

The LAM Fund Interests granted generally provide for one-third vesting on March 1, 2013 and two-thirds vesting on March 3, 2014.

14. EMPLOYEE BENEFIT PLANS

The Company and certain of its subsidiaries provide retirement and other post-employment benefits to certain of its employees through defined contribution and defined benefit pension plans and other post-retirement benefit plans. The Company and its subsidiaries have the right to amend or terminate their benefit plans at any time subject to the terms of such plans.

The Company's Pension and Post-Retirement Benefit Plans are described below.

Pension and Post-Retirement Benefits - The Company has two non-contributory defined benefit pension plans in the United States that were amended in 2005 to cease future benefit accruals and future participation. Vested benefits for active participants as of January 31, 2005 have been retained. The Employees' Pension Plan ("EPP"), which provides benefits to participants based on certain averages of compensation, as defined, and the Employees' Pension Plan Supplement ("EPPS"), which provides benefits to certain employees whose compensation exceeds a defined threshold. It is the Company's policy to fund EPP to meet the minimum funding standard as prescribed by the Employee Retirement Income Security Act of 1974 ("ERISA"). EPPS is a non-qualified supplemental plan that was unfunded at December 31, 2011. The Company utilizes the "projected unit credit" actuarial method for financial reporting purposes. The measurement date for these plans is December 31. The Company expects to contribute $700 to the EPP in 2012.

Employees of Lazard Asset Management Limited, ("LAM-UK") a subsidiary of LAM, are covered by a defined benefit pension plan (the "UK Plan") co-sponsored by LAM-UK and Lazard & Co. Limited, a UK affiliate. These consolidated statement of financial condition and notes include LAM-UK's 27% share of the plan's assets and liabilities, at December 31, 2011 and 27% of the plan's activity for the year ended December 31, 2011. The plan utilizes the "projected unit credit"

(In Thousands)

actuarial method for financial reporting purposes. Effective March 31, 2006, the plan was amended to cease future accruals. As a result of such amendment, future service and compensation increases will not be taken into account for purposes of future benefit accruals under the plans. Vested benefits for active participants as of March 31, 2006 were retained.

During 2011, the December 31, 2010 triennial valuation of the UK Plan was prepared, pursuant to which LAM-UK and the plan's Trustee have reached a tentative agreement that would supersede the agreement resulting from the previous triennial valuation and that provides pension funding terms whereby LAM-UK will be obligated to make contributions to the plan of 243 British pounds ($376 at December 31, 2011 exchange rates) during each year from 2012 through 2020 inclusive.

Investment Policies and Strategies - The primary investment goal is to ensure that the Company's pension plans remain well funded, taking account of the likely future risks to investment returns and contributions. As a result, portfolios of assets are maintained with appropriate liquidity and diversification that can be expected to generate long-term future returns that minimize the long-term costs of the pension plans without exposing the trusts to an unacceptable risk of under-funding. The Company's likely future ability to pay such contributions as are required to maintain the funded status of the plans over a reasonable time period is considered when determining the level of risk that is appropriate.

The expected long-term rate of return on plan assets assumption is developed by using historical data, which includes; market yields, price earnings ratios, investment returns, volatilities and other data. Such historical data is then adjusted for (i) current market conditions; including current market yields and equity dividend and earnings yields, and (ii) information from central banks and academic papers that serve as indicators of future inflation and economic growth. The adjusted historical data is then evaluated against investment manager expectations.

Concentrations – At December 31, 2011, 46% of the EPP's assets are invested in three exchange traded mutual funds advised by LAM that invest in equity securities and 54% is invested in an exchange traded mutual fund that invests in debt securities, which represents $24,294 of total consolidated plans' assets of $107,612.

Defined Contribution Plan - The Company sponsors a defined contribution plan, (the "401(k) Plan"), which covers substantially all of its employees in the United States of America. The Company matches 100% of pre-tax contributions, excluding catch-up contributions, to the 401(k) Plan up to 4% of eligible compensation. Participants are 100% vested in all employer-matching contributions after three years of service.

Post Retirement Medical Plan - The Company also has a non-funded contributory post-retirement medical plan (the "Medical Plan") covering qualifying U.S. employees. The Medical Plan pays stated percentages of most necessary medical expenses incurred by retirees, after subtracting payments by Medicare or other providers and after stated deductibles have been met. Participants become eligible for benefits if they retire from the Company after meeting certain age and service requirements.

(In Thousands)

Effective January 1, 2005, post-retirement health care benefits are no longer offered to managing directors and employees hired on or after January 1, 2005 and for managing directors and employees employed before January 1, 2005 who attained the age of 40 after December 31, 2005. In addition, effective January 1, 2006, the cost sharing policy changed for those who qualify for the benefit. The Medical Plan was amended effective January 1, 2008, such that previously ineligible managing directors and employees who meet the Medical Plan's age and service requirements, have the ability, upon retirement, to elect to purchase medical coverage through the Medical Plan at no cost to the Company. The Company will continue to contribute towards the cost of retiree medical premiums for those employees hired before January 1, 2005 who were age 55 or older on or before December 31, 2005. The measurement date for this plan is December 31.

The following table summarizes the aggregate components of return on plan assets, benefits paid, contributions and other amounts recognized in other comprehensive income for the U.S. and U.K. plans, for the year ended December 31, 2011:

	Employee Pension Plans	Employee Pension Plan Supplement	Post Retirment Medical Plan
Actual return on plan assets	$ 7,651		
Employer contribution	$ 736	$ -	$ 347
Benefits paid	$ (3,595)	$ (135)	$ (904)

The following table summarizes the Company's fair value of the assets and the funded status and amount recognized in the consolidated statement of financial condition at December 31, 2011:

	Employee Pension Plans	Employee Pension Plan Supplement	Post Retirment Medical Plan
Change in Plan Assets			
Fair value of plan assets at beginning of year	103,128	-	-
Actual return on plan assets	7,651	-	-
Employer contribution	736	-	-
Benefits paid	(3,595)	-	-
Foreign currency translation adjustment	(305)	-	-
Fair value of plan assets at end of year	107,615	-	-
Amount recognized in the Consolidated Statement of Financial Condition consists of:			
Prepaid pension asset (included in "other assets")	$ 7,109	$ -	$ -
Accrued benefit liability	(7,920)	(1,279)	(5,361)
Net asset (liability) recognized	$ (811)	$ (1,279)	$ (5,361)

(In Thousands)

The assumptions used to develop actuarial present value of the projected benefit obligation as of and for the year ended December 31, 2011 are set forth below:

	Employee Pension Plans	Employee Pension Plan Supplement	Post Retirment Medical Plan
Weighted-average assumptions used to determine Benefit Obligations:			
Discount rate	4.8%	4.6%	4.1%
Health care cost trend rates:			
Initial			8.0%
Ultimate			6.0%
Rate of compensation increase			
Year ultimate trend rate achieved			2016

Generally, the Company determined the discount rate for its defined benefit plan by utilizing indices for long term, high quality bonds and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans' liabilities.

The assumed cost of healthcare has an effect on the amounts reported for the Company's post-retirement medical plan. A 1% change in the assumed healthcare cost trend would have the following effects:

	1% Increase	1% Decrease
Cost	$ 66	$ (49)
Obligation	$ 929	$ (648)

Expected Employer Contributions – The following table summarizes the expected employer contributions for the Company's plans for the 2012 fiscal year:

	Employee Pension Plans	Employee Pension Plan Supplement	Post Retirment Medical Plan
2012	$ 1,076	$ 225	$ 360

(In Thousands)

Expected Benefit Payments – The following table summarizes the expected benefit payments for each of the Company's plans for each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

	Employee Pension Plans	Employee Pension Plan Supplement	Post Retirment Medical Plan
2012	$ 3,467	$ 225	$ 360
2013	$ 3,624	$ 37	$ 393
2014	$ 3,795	$ 101	$ 391
2015	$ 3,929	$ 33	$ 372
2016	$ 3,972	$ 66	$ 352
2017-2021	$ 23,739	$ 345	$ 1,737

Plans' Assets - The following table presents the categorization of plans' assets, measured at fair value as of December, 31, 2011:

	Level 1	Level 2	Level 3	Total
Pension Plan's Assets				
Cash	$ 775	$ -	$ -	$ 775
Equities	22,637	-	-	22,637
Mutual Funds:				
Debt	13,141	51,094	291	64,526
Equities	11,148	5,620		16,768
Other	-	397	-	397
Debt:				
Non- U.S. Government and agencies	2,512	-	-	2,512
Totals	$ 50,213	$ 57,111	$ 291	$ 107,615

The fair values of plan investments classified as Level 1 assets are based on market quotes. The fair values of plan assets classified as Level 2 and Level 3 assets are primarily based on information provided by fund managers. Activity in the fair value of the Plan's Level 3 debt mutual funds for the year ended December 31, 2011 consisted of purchases and net realized gains of $300 and $1, respectively, partially offset by unfavorable foreign currency translation adjustments of $10.

(In Thousands)

15. RESTRUCTURING PLAN

The following table reflects the reconciliation of the liability resulting from our 2009 and 2010 restructuring plans as of December 31, 2011:

Beginning Balance - January 1, 2011	$ 17,122
Less: Cash Payments	(9,255)
Write-off	(242)
Ending Balance - December 31, 2011	$ 7,625

16. INCOME TAXES

As a single-member limited liability company, LF & Co. is disregarded as an entity separate from its owner and its operations are included in the tax returns of Lazard Group. Therefore, the Company has no income tax expense except with regard to; (i) its asset management subsidiaries that are taxed in the jurisdictions in which they operate as well as their income attributable to their operations apportioned to New York City, which are subject to New York City Unincorporated Business Tax ("UBT") and (ii) certain subsidiary holding companies that are subject to federal and state income taxes.

Deferred tax assets and liabilities at December 31, 2011 are as follows:

Deferred tax assets:	
Compensation and benefits	$ 7,719
Net operating loss and tax credit carryforwards	8,736
Basis adjustments - 2005 separation and recapitalization	2,075
Depreciation and amortization	807
Other	1,175
Gross deferred tax asset	20,512
Valuation allowance	(12,020)
Total deferred tax assets, net of valuation allowance	8,492
Deferred tax liabilities:	
Compensation and benefits	(2,027)
Depreciation and amortization	(181)
Other	(571)
Total deferred tax liabilities	(2,779)
Total net deferred tax assets	$ 5,713

The valuation allowance for deferred tax assets increased $1,740 during 2011, which is primarily attributable to an increase in net operating loss carryforwards and basis adjustments-2005 separation

(In Thousands)

and recapitalization. The Company's net operating loss and tax credit carry forwards primarily relate to certain foreign subsidiaries at December 31, 2011 a portion of which bargain expiring in 2013.

The Company's liability for unrecognized tax benefits of $14,088 at December 31, 2011, includes $1,788 related to interest and penalties, which, if recognized, would favorably affect the effective tax rate. The Company is no longer subject to income tax examination by foreign tax authorities for years prior to 2007 and by state and local tax authorities for years prior to 2004. While the Company is under examination in various tax jurisdictions with respect to certain open years, the Company believes that the result of any final determination related to these examinations is not expected to have a material impact on its consolidated statement of financial condition. Developments with respect to such examinations are monitored each period and adjustments to tax liabilities are made as appropriate.

A reconciliation of the beginning to the ending amount of gross unrecognized tax benefits (excluding interest and penalties) as of December 31, 2011 is as follows:

Balance, January 1, 2011 (excluding interest & penalties of $1,576)	$	10,574
Increases in gross unrecognized tax benefits pertaining to:		
Tax positions taken during current year		2,972
Decreases in gross unrecognized tax benefits pertaining to:		
A lapse of the applicable statue of limitations		(1,246)
Balance, December 31, 2011 (excluding interest & penalties of $1,788)	$	12,300

The Company anticipates that it is reasonably possible that the total amount of unrecognized tax benefits recorded at December 31, 2011 will decrease within 12 months by an amount up to $990 as a result of the lapse of the statute of limitations in various taxing jurisdictions.

17. SUBSEQUENT EVENTS

The Company has evaluated its subsequent events and no subsequent events were noted.

* * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2012

Lazard Frères & Co. LLC
30 Rockefeller Plaza
New York, NY 10020

In planning and performing our audit of the consolidated financial statements of Lazard Frères & Co. LLC (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 28, 2012 and such report expressed an unqualified opinion on those consolidated financial statements), in accordance with auditing standards generally accepted in the United States of America and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of internal control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's consolidated financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the management committee, the member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP